Exhibit 99.1

Forafric Acquires SIMS mill in Marrakesh

Increasing Crushing Capacity to More Than 300 Tons per Day

CASABLANCA, MOROCCO, July 31, 2023 – Forafric Global PLC (Nasdaq: AFRI, or “Forafric”), a vertically integrated agribusiness serving Africa, today announced as part of its strategy to double crushing capacity in Morocco over that next two years, that it has acquired 90% of Société Industrielle de Minoterie du Sud (“SIMS”), a soft wheat milling company with primary operations in Marrakesh.

“We believe this acquisition will enable us to expand our crushing capacity rapidly by more than 300 tons per day with minimal capital investment,” said Saad Bendidi, Chairman of Forafric. “SIMS has recently been operating at less than 50% capacity due to capital constraints. We are preparing to launch activity during August. Furthermore, this transaction represents a significant milestone towards our stated objective of doubling our crushing capacity over the next two years.”

Forafric is acquiring SIMS in an all-cash transaction that includes the assumption of SIMS’ outstanding debt, which is scheduled to mature in yearly tranches over the next 8 years. Forafric anticipates that debt service will be covered by future cash flows from operations. The transaction closed on July 26th, 2023 and has received all regulatory approvals.

About Forafric

Forafric is a leading agribusiness player in Africa with activities in Morocco and Sub-Saharan Africa. It is the milling industry leader with a complete range of flour and semolina, and secondary processing products such as pasta and couscous. The Group operates 12 industrial units, and 2 logistics platforms. Forafric exports its products to more than 45 countries around the world. Forafric intends to continue expanding both in Morocco and in Africa and contributing to growing Africa food security.

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential,” or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions, and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified, and, consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. None of the outcomes expressed herein are guaranteed. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) our ability to obtain quality raw materials; (ii) difficulties in obtaining financing on commercially reasonable terms; (iii) changes in the size and nature of our competition; (iv) loss of one or more key executives or scientists; and (v) difficulties in securing regulatory approval for our materials and products. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (SEC), including the Company’s Annual Report on Form 20-F. Investors are urged to read these documents free of charge on the SEC’s website at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

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